

January 16, 2025

Kuk Hyoun Hwang
Chief Executive Officer
Bellevue Life Sciences Acquisition Corp.
10900 NE 4th Street, Suite 2300
Bellevue, WA 98004

> **Re: Bellevue Life Sciences Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed December 27, 2024**
> **File No. 333-280590**

Dear Kuk Hyoun Hwang:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 5, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-4

Risk Factors

The business of our subsidiary that is a distributor of medical products . . ., page 85

1. We note your response to comment 12, and your disclosure on page 314 that "[s]ales of Penumbra's reperfusion catheter, neuron delivery catheter and related tubing and canister represented between 27% and 47% of RMC's quarterly revenues in 2023 and 2024." Please address the following comments relating to the expiration of your agreement with Penumbra:

   - Please revise this risk factor to disclose the approximate percentage of RMC's total sales for the year ended December 31, 2023 and 2024, respectively represented by Penumbra. Please also revise this risk factor to further discuss the impact of Penumbra and RMC terminating negotiations for a new distribution agreement on RMC's operations, including that certain issues, such as whether RMC may continue to sell its existing inventory of Penumbra products or whether Penumbra will repurchase RMC's inventory, have not yet been resolved. In this regard, we note your disclosure on page 315 that "[s]ince RMC is OSR's only revenue producing subsidiary, with the termination of RMC's distribution agreement with Penumbra for its neuro intervention medical device equipment, OSR expects its revenue to decrease substantially in 2025 and possibly longer, until RMC can replace sales of Penumbra's products by increasing sales of products from other manufacturers."

- We note your disclosure on page 181 that "[t]he BLAC M&A Committee discussed the rationale and implications of the termination of the agreement [with Penumbra] on the overall business and valuation of OSR Holdings in the context of the Business Combination, and determined that any implication that the Penumbra termination may have on the Business Combination would be limited to the degree that it does not affect the BLAC M&A Committee's existing opinion and conclusion regarding the Business Combination, including the value of OSR Holdings." Please revise to explain how the BLAC M&A Committee reached this conclusion, particularly in light of the disclosures elsewhere in the registration statement that OSR expects its revenue to decrease substantially in 2025.

Unaudited Pro Forma Condensed Combined Financial Information
Note 1 - Basis of pro forma presentation, page 143

2.   Revise to disclose how you derived the historical balances for OSR Holdings Co., Ltd. included in the pro forma financial information as of and for the nine months ended September 30, 2024. Refer to Article 11-02(c)(3) of Regulation S-X.

Note 5. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 146

3.   Please reconcile the response to comment 4 that the Company amended the Subscription Agreement with Toonon Partners Co., Ltd to remove the redemption features contained in the Certificate of Designations for the Series A Preferred Stock with the disclosure on page F-23 that beginning on the three-year anniversary of the Original Issue Date, any holder of Series A Preferred Stock may demand that the Company redeem all or a portion of such holder's Series A Preferred Stock in an amount equal to the Redemption Price.

BLAC and OSR Holdings Discussions regarding Business Combination
May 7, 2024, page 180

4.   We note your response to comment 5, including your revised disclosure on page 181 that "the negotiations regarding the purchase price adjustment were not quantitative, were generally high level in nature, and reflected what the parties ultimately agreed was a fair and equitable adjustment based on the changed circumstances and revised transaction dynamics." Please revise to briefly discuss these "changed circumstances" and "revised transaction dynamics."

OSR Holdings Indicative Valuation Reports, page 188

5.   We note your response to comment 8 and your revised disclosure on page 189 that "the Darnatein valuation model includes an assumption that a $2+ billion licensing deal would be realized and that this assumption has not materialized." Please revise to include a risk factor noting that the Darnatein valuation model includes an assumption that a $2+ billion licensing deal would be realized, and discussing the risks related to the fact that this assumption has not materialized.

Additional Valuation Information Obtained During Diligence, page 191

6.   We note your response to comment 9, including your revised disclosure on page 191 that "[i]n light of the age of the report, the BLAC M&A Committee considered (i) changes to the underlying assumptions in the report, including the removal of the COVID-19 program (VXM COVID-19) and the neoantigen program (VXM NEO) from Vaximm's pipeline, which impacts projected revenues and shifts resource allocation within the company; (ii) changes in the timelines set forth in the report, such as the postponements in projected launch dates; and (iii) global macroeconomic changes, including (a) fluctuations in GDPs that directly impact pricing estimates, and (b) the changes in the discount rate, influenced by rising interest rates. Evolving investor sentiment was also considered, ensuring the financial model aligns with present economic realities." Please clarify how the removal of the COVID-19 program and the neoantigen program impacted projected revenues and shifted resource allocation within Vaximm, quantifying changes where appropriate, and briefly discuss how project launch dates were postponed, including dates or lengths of postponements. Please also clarify how fluctuations in GDPs, changes in the discount rate, and evolving investor sentiment directly impacted OSR. Finally, we note your disclosure on page 205 that "Choloc and the BLAC M&A Committee believe that the foregoing assumptions and business case remain largely unchanged because RMC's sales channels remain stable, and the product portfolio is still aligned with the original assumptions." Please clarify whether this disclosure takes into account the Penumbra termination.

Business Of OSR Holdings And Certain Information About OSR Holdings
Vaximm, page 261

7.   We note your response to comment 10, including the revised disclosure on page 268 regarding the VXM01 phase I/II clinical trial that "[t]here was 1 (one) AE reported as leading to discontinuation of the study treatment, which was recorded after the first 5 weeks of treatment, and thus not reported as TLT," and that "the majority of SAEs were target disease-related rather than treatment-related." Please revise to further discuss the one reported AE leading to discontinuation of the study treatment, and discuss the SAEs that were treatment-related.

Darnatein, page 271

8.   We note your response to comment 11. Please remove references to your product candidates demonstrating safety and efficacy if they have not received regulatory approvals. We note that safety and efficacy are determinations that are solely within the authority of the FDA or similar foreign regulators.

OSR Holdings Co., Ltd. and its Subsidiaries Consolidated Financial Statements for the Year Ended December 31, 2023
Note 1. General Information, page F-100

9.   We reference your response to prior comment 16 that the financial impact from not recording acquisition related expenses related to Darnatein during the three-month period from April 1, 2023 to June 30, 2023 was also concluded to be immaterial, including the amortization of the patent technology intangible asset, which was calculated to be approximately $900,000 for that period. Please provide us with your materiality analysis in concluding that the impact is not material.

General

10.   We note your response to comment 19, but we are not persuaded by your response. Please provide us with additional legal analysis regarding the applicability of the tender offer rules to this offer to OSR Holdings shareholders, including any available exemptions.

        Please contact Kristin Lochhead at 202-551-3664 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Industrial Applications and
                                                Services

cc: Gary Kocher